300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

August 26, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Kevin Dougherty
Timothy S. Levenberg
Lily Dang
Karl Hiller
George K. Schuler

Re:	U.S. Silica Holdings, Inc.
Registration Statement on Form S-1
(SEC File No. 333-175636), filed July 18, 2011

Ladies and Gentlemen:

U.S. Silica Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 16, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement filed on July 18, 2011. Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission

August 26, 2011

General

1.	We will process your amendment without a price range. However, because the price range you ultimately select will affect disclosure in several sections of the filing, you will need to allow sufficient time to respond to any comments we may raise once a price range is included and the material information now appearing blank throughout the document has been provided.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to include a price range when such a range becomes available. The Company intends to include this information sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such information and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such information.

2.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments.

Response: The Company acknowledges the Staff’s comment and informs the Staff that it has not yet determined what additional graphical materials or artwork it intends to use in its prospectus. The Company undertakes to include any additional graphical materials or artwork in a future pre-effective amendment to the Registration Statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

3.	Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time to respond to any comments that result from our review of the exhibits once they are filed.

Response: The Company acknowledges the Staff’s comment and has filed with the Amendment all exhibits that are currently available. The Company intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

4.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that FINRA must provide notice of the completion of its review and clearance of the underwriting terms and arrangements of this offering prior to the Staff declaring the Registration Statement effective.

Securities and Exchange Commission

August 26, 2011

5.	To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments. Be sure to address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

Response: The Company acknowledges the Staff’s comment and advises the Staff that to the extent comments on one section apply to similar disclosure elsewhere, the Company has made corresponding revisions to all affected disclosure. The Company has addressed each point raised by each numbered comment and, where applicable, has included in its responses to the comments below page number references keying each response to the page of the marked version of the Amendment where the responsive disclosure can be found.

6.	Please provide updated disclosure with each amendment. In that regard, we note several places in your document in which you indicate that you will take certain actions prior to or in connection with your offering.

Response: In response to the Staff’s comment, the Company has updated its disclosure throughout the Registration Statement. In addition, the Company undertakes to provide updated disclosure with each future amendment to the Registration Statement.

7.	Eliminate the suggestion at page i that your disclosure is “accurate only as of its date . . . .”

Response: The Company acknowledges the Staff’s comment and respectfully observes that the prospectus can necessarily only be accurate as of the date it was prepared. Developments may occur from time to time that may cause the prospectus to become out of date or inaccurate as of and after the date of such developments. In addition, certain of the information in the prospectus is as of a specific date (for example, balance sheet data) and may be different at the later time the prospectus is issued. The Company acknowledges that it is responsible for updating the prospectus during this offering to contain all material information and has revised the identified disclosure on page i of the Registration Statement to clarify that the prospectus will be updated and, as updated, will be made available for delivery to the extent required by federal securities laws.

Securities and Exchange Commission

August 26, 2011

Market and Industry Data, page ii

8.	With respect to your internal estimates and any third-party statements presented in your prospectus such as the market data by Freedonia, please set forth in the prospectus the date of the research information you cite. In addition, please provide us with the relevant portions of such reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Please also tell us whether any third party reports used were prepared in connection with the registration statement or whether you commissioned any of the reports. Considering the significant variation from the USGS estimate, please also better explain how you compiled your 2010 data.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages ii, 5, 7, 49, 50, 71-76 and 91 of the Registration Statement to set forth the dates of the research information the Company cites in connection with its internal estimates and any third-party statements.

As requested, the Company is supplementally submitting under separate cover copies of the relevant portions of all reports cited in the Registration Statement. With respect to the reports that are accessible on a subscription basis only or are otherwise not publicly available, the Company has requested confidential treatment of such reports. To expedite the Staff’s review, the Company has clearly marked each report to highlight the applicable portion or section containing the statistic and has cross-referenced it to the appropriate location in the Registration Statement. The Company supplementally advises the Staff that neither the Company nor the underwriters commissioned any of the reports referenced in the Registration Statement, and none were prepared in connection with the Registration Statement.

In addition, the Company has revised the disclosure on page iii of the Registration Statement to better explain how it compiled its 2010 data.

Summary, page 1

9.	Please provide independent support for your assertion that you are the second largest domestic producer of commercial silica.

Response: In response to the Staff’s comment, the Company is supplementally submitting under separate cover copies of the U.S. Geological Survey’s Minerals Yearbooks for 2004 through 2009 (the most recent such report available), which substantiate that the Company is, and consistently has been, the second largest domestic producer of commercial silica. To expedite the Staff’s review, the Company has clearly marked each report to highlight the applicable portion thereof.

Securities and Exchange Commission

August 26, 2011

Our Growth Strategy, page 3

10.	You disclose several initiatives to increase your frac sand production capacity and augment your proppant product portfolio. Please expand the related discussion in the Business section to disclose the estimated timeframe for completion of each these projects. For instance, you only disclose the scheduled start-up for the new facility to produce 400 million pounds of resin-coated sand annually.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 70 of the Registration Statement to eliminate the unintended distinction between the completion and start-up dates for the three expansion initiatives described in the Registration Statement. In addition, the Company has revised the disclosure on pages 19 and 86 of the Registration Statement to further specify the estimated completion dates of these initiatives.

Risk Factors, page 15

11.	Revise this section generally to eliminate all text which mitigates the risk you present. Examples include the sentence which begins “We have taken steps to reduce our exposure” at page 16; “we believe … we are making adequate provisions for all expected reclamation and other costs” (page 26); and “We have implemented certain security measures in response to the threat of terrorist activities” (page 30). Other examples include a number of clauses which begin with or precede the words “although” or “however.” Similarly, rather than indicating that you cannot guarantee or provide any assurance with regard to a possible outcome, state the risk plainly and directly.

Response: In response to the Staff’s comment, the Company has revised the risk factor disclosure on pages 16, 17, 19, 20, 21, 25, 26 and 29-32 of the Registration Statement to eliminate text which mitigates the risks presented and to state each risk plainly and directly.

12.	Ensure that the risk factors are tailored to your particular facts and circumstances, and eliminate or revise generic discussions such as the last two risk factors on page 36 accordingly.

Response: In response to the Staff’s comment, the Company has revised the last two risk factors on pages 36 and 37 of the Registration Statement to more specifically tailor them to its particular facts and circumstances.

Risk Related to our business, page 15

We may have to utilize significant cash to meet our unfunded pension obligations, page 28

13.	You explain that under ERISA, the Pension Benefit Guaranty Corporation has the authority to terminate an underfunded tax-qualified pension plan under limited circumstances. Further, in that event, you explain that you could be liable to the PBGC for the underfunded amount, which could trigger default provisions in your credit facilities. Please briefly explain the circumstances under which the PBGC has the authority to terminate your tax-qualified pension plan.

Securities and Exchange Commission

August 26, 2011

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Registration Statement to explain that the Pension Benefit Guaranty Corporation (the “PBGC”) has the authority to institute proceedings to terminate a pension plan if (1) the plan has not met the minimum funding requirements, (2) the plan cannot pay current benefits when due, (3) a lump sum payment has been made to a participant who is a substantial owner of the sponsoring company (and certain other technical conditions exist) or (4) the loss to the PBGC is reasonably expected to increase unreasonably over time if the plan is not terminated.

Use of Proceeds, page 40

14.	You disclose that you intend to use the net proceeds from this offering for general corporate purposes, including for working capital and capital expenditures, and the financing of acquisitions or other business combinations or opportunities. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. It is insufficient to indicate only that the proceeds will be used in the aggregate for certain purposes and for “general corporate purposes.” Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds that you will retain, state this explicitly, and discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 40 of the Registration Statement to explain that it intends to use all of the net proceeds from the common stock it sells in this offering to fund future capital expenditures for its business. As such, the Company respectfully submits that a tabular presentation is not necessary to facilitate clarity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Quarter Ended March 31, 2011 Compared with Quarter Ended March 31, 2010, page 54

15.	You disclose that robust drilling in the oil and natural gas industry drove a 39% increase in volume, which was offset by a decline in average price of 6%. You further disclose that the decline in average realized price was principally a result of lower delivery charges, which declined as a result of a change in service arrangements with some of our customers. Please explain if you expect these revised service arrangements to continue to have negative impact on delivery charges.

Securities and Exchange Commission

August 26, 2011

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55 and 57 of the Registration Statement to explain that it is unable to state whether these revised service arrangements will continue to have a negative impact on delivery charges because delivery charges vary significantly from period to period based on a variety of factors, including, among other things, the amount of sales in the period that were completed under service agreements, the distance of any required shipping under such agreements, the amount of sales that were sold free on board to its customers compared to the amount of sales that were shipped to transload facilities and the amount of any surcharges charged by the transload operators.

16.	You disclose that the 6% decline in average realized price in the oil and natural gas proppants segment was partially offset by favorable product pricing and mix improvements. Similarly, in the industrial & specialty products segment, you disclose that a 16% increase in average price was principally caused by an increase in pricing in most end markets as well as a favorable shift in product mix to higher price products. For each segment, please disclose the reasons underlying the increase in product prices that you discuss, and please also explain in greater detail the mix improvement or the shift to higher price products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55 and 57 of the Registration Statement to disclose for each segment the reasons underlying the increases in product prices in the three periods presented in the Registration Statement and to explain in greater detail the mix shift toward higher priced products.

Liquidity and Capital Resources, page 59

Cash Flow analysis, page 59

17.	You disclose that the $3.8 million increase in net cash used in operations was primarily the result of a $4.5 million increase in contributions to your employee pension plan, among other factors. You disclose in a risk factor on page 28 that from January 1, 2011 through June 1, 2011, you made payments totaling $8.3 million toward reducing the unfunded liability of your employee pension plan. Please disclose if this is a known material cash requirement, and if you expect these cash payments to continue to be required.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 59 of the Registration Statement to reflect that it does expect to make additional cash payments in the future to reduce the unfunded liability of its employee pension plan.

Securities and Exchange Commission

August 26, 2011

Net Cash Used in Investing Activities, page 60

18.	You disclose that management anticipates that your capital expenditures in 2011 will be approximately $45 million, which is primarily associated with the Ottawa and Rockwood capacity expansions. Please disclose if this amount is expected to suffice to enable you to complete these expansions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amendment to confirm that the Company expects the $45 million in anticipated capital expenditures in 2011 to be sufficient to complete the Ottawa and Rockwood capacity expansions.

Business, page 68

Our Industry, page 70

Primary End Markets, page 71

19.	In your glass, building products, foundry, and fillers and extenders end markets, you disclose that you expect demand to improve as the constituent industries of these end markets recover from the recession of 2008-2009. In light of recent market turmoil, low GDP growth figures, and remaining high unemployment, please discuss whether you expect the trend of economic recovery to continue to support increased productivity in the constituent industries of your end markets. If not, provide a cross reference to an appropriate risk factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 72 and 73 of the Registration Statement to explain that the Company expects demand growth in the glass, building products, foundry and fillers and extenders end markets only to the extent that demand drivers for each of those end markets recover in the coming years. In addition, the Company has added cross references on pages 72 and 73 to the risk factor on page 15 addressing the cyclicality of its customers’ businesses.

Regulations and Legislation, page 88

State and Local Regulation, page 90

20.

We note that due to the increased demand for silica sand from the oil and natural gas end market, there has been a consequent increase in production of silica sand from existing mines and an increased number of applications for new and larger acreage mines. In response, local communities have voiced certain worries about silica sand mining operations. Concerns appear to range from concern about ambient exposure to silica

Securities and Exchange Commission

August 26, 2011

sand dust, at levels potentially dangerous to residents residing near industrial facilities, to the impact of truck traffic, water usage, and blasting. Certain states have previously adopted regulations to minimize dust from getting airborne, which include requirements about using water to keep down dust and containing areas where sand is transferred, and have the authority to require specific monitoring for silica sand dust in ambient air. Other states appear to be studying the impact of silica sand mining on ambient air quality. At the local level, we note that certain communities have even recently placed a moratorium on all new mining operations, in order to allow more time to study the impact of silica sand mining before approving new mines. Please explain the material impact to your operations and planned expansions, if any, from the increased regulatory scrutiny at the state or local level. Please also discuss what measures, if any, you have taken to address these types of concerns, such as by minimizing silica sand dust from getting airborne and/or monitoring ambient air quality.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page 96 of the Registration Statement to explain that the Company (1) has not experienced any material impact to its existing mining operations or planned capacity expansions as a result of these types of concerns and (2) is not aware of any proposals for significant increased scrutiny on the part of state or local regulators in the jurisdictions in which it operates or community concerns with respect to the Company’s operations that would reasonably be expected to have a material adverse effect on its business, financial condition or results of operations going forward. The Company believes that its existing mining operations are characterized by a long history of positive engagement with the communities in which it operates, lessening the likelihood that it will be negatively impacted by future state and local regulation. The Company acknowledges, however, that increased state and local regulation could more significantly impact the planned expansion of its mining and production capacity in new communities. For that reason, the Company is engaging these new communities in order to grow and maintain strong relationships with residents and regulators.

21.	We note your reference to long-term contracts at page 77. Discuss the potential adverse impact if these contracts are not renewed or are cancelled. Also, if any of these contracts is material, explain why you have not filed it as an exhibit.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77 and 78 of the Registration Statement to explain that it does not believe that it would experience an adverse impact if its long-term supply agreements for frac sand are not renewed or are canceled because demand for frac sand from its customers not party to such agreements currently outpaces, and is expected to continue to outpace, the Company’s ability to supply frac sand. The Company receives frequent requests from its customers to provide additional volumes of commercial silica and is unable to satisfy these requests at its current production capacity. Therefore, the Company believes it could rapidly replace the contracted volumes, if necessary, by selling them to other customers, in many cases at higher prices.

Securities and Exchange Commission

August 26, 2011

The Company does not believe that any of these agreements is required to be filed as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K. Each of the Company’s long-term frac sand supply agreements is of the type that ordinarily accompanies the Company’s business. In addition, the Company’s business is not “substantially dependent” on any of these agreements because (1) in no single case did the minimum amount required by such an agreement account for more than approximately 7% of the Company’s 2010 consolidated revenue, (2) the relevance of these agreements to the Company’s business continues to be further marginalized over time as a result of the Company’s revenue growth resulting from increasing demand for frac sand and the Company’s capacity expansions that are currently underway and (3) demand from the Company’s current customers not party to such agreements is high enough to absorb any revenue loss due to such an agreement not being renewed or being canceled.

Management, page 92

22.	Revise the sketches you provide pursuant to Item 401 of Regulation S-K to cover the entire five-year period required, eliminating any gaps or ambiguities with regard to time. For example, specify the precise months and years during which Mr. Casper began and ended his service in the capacity of Principal for Bain & Company.

Response: In response to the Staff’s comment, the Company has revised the biographical sketches of Messrs. Slobodow, Shinn, White, Casper, Winkler, Angel, Amara, Ashe and Shaver on pages 98-100 of the Registration Statement to cover the entire five-year period required and has eliminated any gaps or ambiguities with regard to time.

Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

23.	Disclose the role any third-party consulting firm played in determining compensation levels in 2010. We note the related disclosure under “Compensation and Governance Committee” at page 98.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page 104 of the Registration Statement to note that no third-party consulting firm played any role in determining compensation levels in 2010.

Securities and Exchange Commission

August 26, 2011

Elements of Compensation, page 99

Performance-Based Cash Incentive, page 100

24.	You disclose that in determining the final payouts for 2010, your board of directors considered, in addition to your level of achievement relative to your stated financial metrics, also your enterprise value and achievement of corporate health and safety goals. Please discuss any quantitative goals with regard to your enterprise value and corporate health and safety, and disclose your achievement relative to such goals. Furthermore, please discuss how these goals were used to determine the ultimate payment to executives for their performance-based cash incentive.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page 107 of the Registration Statement to discuss the quantitative goals with regard to its enterprise value and corporate health and safety and to disclose its achievement relative to such goals. Furthermore, the Company has added disclosure related to how these goals were used to determine the ultimate payment to executives for their respective performance-based cash incentives.

Description of Indebtedness, page 120

Term Loan Facility, page 122

Prepayments, page 123

25.	You disclose that the term loan facility requires prepayment of principal with respect to 100% of net cash proceeds from the issuance of capital stock or incurrence of indebtedness (subject to certain exceptions). Please explain if the issuance of common stock in this offering is subject to this mandatory prepayment requirement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Registration Statement to clarify that the Company’s issuance of common stock in this offering is not subject to the Term Loan Facility’s mandatory prepayment requirement.

Underwriters, page 135

26.	Expand the second paragraph to discuss in necessary detail the “certain other conditions” to which you refer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Registration Statement to clarify that there is a firm commitment by the underwriters to purchase all securities if any securities are purchased. The Company respectfully advises the Staff that, pursuant to Item 508 of Regulation S-K, the conditions precedent to the underwriters’ taking the securities in a firm commitment underwriting need not be described.

Securities and Exchange Commission

August 26, 2011

27.	Please disclose whether there are any intentions or any agreements, tacit or explicit, regarding the possible early release of locked-up shares.

Response: The Company acknowledges the Staff’s comment and respectfully notes that Morgan Stanley & Co. LLC (“Morgan Stanley”), the representative of the underwriters, has advised the Company that it does not have any pre-established conditions to waiving the terms of the lock-up agreements and that it grants waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Therefore, any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Morgan Stanley to waive lock-up restrictions in this offering. The Company does not expect a waiver of the lock-up agreements from Morgan Stanley. For this reason, the Company has not included any additional disclosure in response to the Staff’s comment other than that already contained on page 144 of the Amendment in the paragraph that begins “Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock . . . .”

28.	Also discuss the certain exceptions to the lock-up agreement your officers, directors, and selling shareholders have agreed to with your underwriters. Please also file such agreements as exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 142 and 143 of the Registration Statement to describe the material exceptions to the lock-up agreement that its officers and directors and the selling shareholder have agreed to with the underwriters. The Company intends to file a form of lock-up agreement as an exhibit to the underwriting agreement for this offering in a future pre-effective amendment to the Registration Statement.

Financial Statements

General

29.	We understand that you will be updating your financial statements to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure to provide updated financial information in accordance with Rule 3-12 of Regulation S-X and has filed as Exhibit 23.1 an updated consent for the independent registered public accounting firm’s report.

Securities and Exchange Commission

August 26, 2011

Combined Statements of Operations, page F-5

30.	We note that you have not reflected depreciation expense applicable to cost of goods sold in your gross profit measure. Although the guidance in SAB Topic 11:B accommodates disaggregation in reporting cost of goods sold, this does not provide for the presentation of non-GAAP measures of gross profit. Please make similar revisions throughout your filing everywhere a gross profit measure, a segment contribution margin measure, and any related textual disclosure, is presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 12, 46, 47, 48, 53, 54, 56, 57, F-5, F-36 and F-39 of the Registration Statement to remove all presentations of its gross profit measure. With respect to segment contribution margin, the Company respectfully observes that presentation of its segment contribution margin measure is in accordance with Accounting Standards Codification 280 and Question 104.01 of the Securities and Exchange Commission’s July 8, 2011 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which states, “Non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP. Exchange Act Release No. 47226 lists ‘measures of profit or loss and total assets for each segment required to be disclosed in accordance with GAAP’ as examples of such measures. The measure of segment profit or loss and segment total assets under Accounting Standards Codification 280 is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.” Question 104.02 clarifies this measure can be discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note A - Organization, page F-9

31.	We note you disclose on this page that on November 25, 2008, you acquired Hourglass Acquisition I, LLC for $310.4 million. However on page 116 you disclose that on November 25, 2008, you were acquired by Golden Gate Capital for $310.4 million. Please revise your accounting and disclosures as necessary to resolve this inconsistency and to provide clear details of the transaction, such as the amount and form of consideration exchanged, and the number of shares and level of control held by the various parties before and after the exchange; it should be clear how you have identified the acquirer and target in each instance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 122 and F-9 of the Registration Statement to clarify that the Company’s acquisition of Hourglass Acquisition I, LLC was a subordinate step in the transaction whereby Golden Gate Capital acquired U.S. Silica Company from Harbinger Capital Partners on November 25, 2008, and to provide further detail surrounding the financing of the transaction.

Securities and Exchange Commission

August 26, 2011

Note K - Equity Recapitalization, page F-22

32.	We note you disclose that on November 25, 2008, concurrent with the ownership change described in Note A, you recapitalized equity using push down accounting and established a new accounting basis. Please disclose the effects of your accounting with greater specificity, and your underlying rationale. Tell us the extent to which you have relied upon, or believe that your accounting is consistent with, the guidance in SAB Topic 5:J, including IRQ 3.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page F-23 of the Registration Statement to disclose the effects of its use of push down accounting with greater specificity and explain the underlying rationale for its application. With respect to the appropriateness of the application of SAB Topic 5:J, the Company respectfully observes that 100% of the predecessor entity controlled by Harbinger Capital Partners was purchased by the Company on November 25, 2008, resulting in a new basis of accounting in accordance with Accounting Standards Codification 805. SAB Topic 5:J, IRQ 1 states, “The Staff believes that purchase transactions that result in an entity becoming substantially wholly owned (as defined in Rule 1-02(aa) of Regulation S-X) establish a new basis of accounting for the purchased assets and liabilities. When the form of ownership is within the control of the parent, the basis of accounting for purchased assets and liabilities should be the same regardless of whether the entity continues to exist or is merged into parent’s operations. Therefore, Company B’s separate financial statements should reflect the new basis of accounting recorded by Company A upon acquisition (i.e., ‘pushed down basis’).” Based on the guidance above, the Company believes its use of push down accounting is appropriate.

With respect to SAB Topic 5:J, IRQ 3, the Company respectfully advises the Staff that no debt has been pushed down into the Company’s financial statements. All outstanding debt reflected was issued by U.S. Silica Company.

Engineering Comments

Production, page 79

33.	We note your statement that you own most of your properties. Please describe the status of your mineral rights or leases that allow you access to your mineral reserves. Please disclose the following information for each of your properties:

•	The nature your ownership or interest in the properties.

•	A description of all interests in your properties, including the terms of all underlying agreements and/or royalties.

Securities and Exchange Commission

August 26, 2011

•

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions. Are your mineral rights severed from your surface rights?

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions, if this is applicable.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties, if this is applicable.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees, if this is applicable.

•	The area of your claims or mineral rights, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on pages 81-85 and 87-90 of the Registration Statement to include the requested additional detail for each of its facilities, where applicable.

Our Reserves, page 81

34.	We note your reserves are all defined as silica sand operations, but we note that your Montpelier operation mines aplite, instead of silica sand and your Kosse operation mines both silica sand and kaolin clay. Please include the appropriate measurements, i.e. percentages, for silica sand and kaolin for the Kosse operation in your reserve tables. In addition please include a description of the mineral aplite including the marketing challenges and distinguish this operation or mineral type in your reserve tables. High quality and/or purity silica sand deposits are generally defined as above an average silica (SiO2) content or percentage, average screen size or another appropriate measurement. Does this quality measurement apply to your silica sand properties? If so, please disclose the appropriate measurement for each silica sand mining operation. If not disclose this fact and describe the challenges presented to control plant feed quality, defining the impacts on your ore reserve estimates, mining & processing recoveries, and the processing operations.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 85 of the Registration Statement to identify the respective percentages of silica sand and kaolin for the Kosse operation in the reserve table. In addition, the Company has provided additional disclosure on page 82 of the

Securities and Exchange Commission

August 26, 2011

Registration Statement to describe the mineral aplite and the other facts that distinguish the Montpelier operation from the Company’s other mining operations. The Company supplementally advises the Staff that there are no unique marketing challenges for the mineral aplite as it is sold to the same end markets and used in the same processes and in a similar manner as the Company’s commercial silica products. Lastly, the Company has provided additional disclosure on pages 81-83 of the Registration Statement to disclose that the commercial silica deposits at each of its facilities meet a minimum threshold of 99% silica (SiO2) content.

Experts, page 140

35.	We note that information concerning your estimates of proven and probable mineral reserves was derived from a report prepared by John T. Boyd Company. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) and (b) of Regulation C . The information requested includes, but is not limited to:

•	Property and geologic maps.

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedure

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Securities and Exchange Commission

August 26, 2011

Response: In response to the Staff’s comment and follow-up telephone conference with Mr. Schuler, the Staff’s mining engineer, the Company is supplementally submitting under separate cover the materials responsive to the Staff’s request, and has requested confidential treatment of such materials.

* * * *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Brian Slobodow

    U.S. Silica Holdings, Inc.

William A. White

    U.S. Silica Holdings, Inc.

Michael Kaplan

    Davis Polk & Wardwell LLP

Mike Buher

    Grant Thornton LLP